SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Intevac, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

6 1/2% Convertible Subordinated Notes Due 2004

(Title of Class of Securities)

4661148AA6

4661148AC2
U4606QAA7
(CUSIP Numbers of Class of Securities)

Kevin Fairbairn

Intevac, Inc.
3560 Bassett Street
Santa Clara, California 95054
(408) 986-9888
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Herbert P. Fockler, Esq.

Michael Occhiolini, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$18,000,000.00	$1,656.00

*	Estimated for the purpose of calculating the amount of the filing fee only. Intevac, Inc. is offering to exchange each $5,000 aggregate principal amount of its outstanding 6 1/2% Convertible Subordinated Notes due 2004 (the “Existing Notes”) tendered for (a) $2,000 in cash, (b) 250 warrants, each to purchase one share of Intevac Common Stock, and (c) $1,000 principal amount of its new 6 1/2% Convertible Subordinated Notes due 2009 (the “Exchange Notes”) up to a maximum of $18,000,000 principal amount of Existing Notes tendered. The estimated transaction value is the value of the maximum amount of Existing Notes that Intevac may receive from tendering holders in the exchange offer above, which value, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, is the book value as of April 30, 2002 of the Exchange Notes issued as above. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $92 for each $1,000,000 of value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/ A

Form or Registration No.: N/ A
Filing party: N/ A
Date filed: N/ A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

     This Schedule TO relates to the offer by Intevac, Inc., a California corporation (“Intevac” or the “Company”), to exchange (the “Exchange Offer”) each $5,000 aggregate principal amount of its outstanding 6 1/2% Convertible Subordinated Notes due 2004 (the “Existing Notes”) tendered for (a) $2,000 in cash, (b) 250 warrants, each to purchase one share of Intevac Common Stock and (c) $1,000 principal amount of its new 6 1/2% Convertible Subordinated Notes due 2009 (the “Exchange Notes”), up to a maximum of $18,000,000 principal amount of Existing Notes. Intevac reserves the right to amend the Exchange Offer for any or no reason at any time prior to the expiration date. Intevac expressly reserves the absolute right to extend, subject to applicable law, the period during which the Exchange Offer is open and thereby delay acceptance of any Existing Notes by issuing a press release or other public announcement no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled expiration date. We reserve the right to terminate the Exchange Offer if, in our judgment, any condition set forth in the Offering Circular dated May 8, 2002 (the “Offering Circular”) under the caption “The Exchange Offer — Conditions to the Completion of the Exchange Offer” is not or will not be satisfied. The Offering Circular and the related letter of transmittal (which, as either may be amended or supplemented from time to time, together constitute the “Disclosure Documents”) are attached to this Schedule TO as Exhibits (a)(1)(a) and (a)(1)(b), respectively.

      The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO, except as otherwise set forth below.

Item 1.     Summary Term Sheet.

      The information set forth in the Offering Circular under the title “Summary Term Sheet” is incorporated herein by reference.

Item 2.     Subject Company Information.

      (a) Intevac is the issuer of the securities subject to the Exchange Offer. Intevac’s principal executive offices are located at 3560 Bassett Street, Santa Clara, California 95054. Intevac’s telephone number is (408) 986-9888.

      (b) The subject class of securities is Intevac’s 6 1/2% Convertible Subordinated Notes due 2004. As of April 30, 2002, $37,545,000 aggregate principal amount of Existing Notes was outstanding.

      (c) Although the Existing Notes trade in the over-the-counter market, there is only limited trading for the Existing Notes, and, accordingly, historical price information is not available.

Item 3.     Identity and Background of Filing Person.

      (a) Intevac is the filing person and subject company. The business address and telephone number of Intevac are set forth under Item 2(a) of this Schedule TO.

      Pursuant to General Instruction C to Schedule TO, the following persons are the directors and/or executive officers of Intevac:

Name	Position

Executive Officers and Directors
Norman H. Pond	Chairman of the Board
Kevin Fairbairn	President, Chief Executive Officer and Director
Verle Aebi	President of Photonics Division
Charles B. Eddy III	Vice President, Finance and Administration, Chief Financial Officer, Treasurer and Secretary
Edward Durbin	Director
Robert D. Hempstead	Director
David N. Lambeth	Director
H. Joseph Smead	Director

      The business address and telephone number for all of the above directors and executive officers is c/o Intevac, Inc., 3560 Bassett Street, Santa Clara, California 95054 and (408) 986-9888.

      As of April 30, 2002, 46.4% of our outstanding Common Stock was beneficially owned by Foster City LLC, and therefore Foster City LLC may be deemed to be in control of Intevac. Ed Durbin and H. Joseph Smead are directors of Intevac and managing general members of Foster City LLC. Mr. Durbin and Mr. Smead disclaim beneficial ownership of the shares held by Foster City LLC, except to the extent of their respective pecuniary interests therein arising from their general membership interests in Foster City LLC. Further, the current directors and executive officers of Intevac as a group held 57.3% of the outstanding Common Stock of Intevac as of April 30, 2002, including their deemed ownership of the Foster City LLC shares, and therefore as a group those persons, acting together, are able to effectively control all matters requiring approval by the shareholders of Intevac. The business address and telephone number for Foster City LLC is 395 Mill Creek Circle, Vail, Colorado, 81657 and (970) 479-7492.

Item 4.     Terms of the Transaction.

      (a) The information set forth in the sections of the Offering Circular titled “Summary Term Sheet,” “Capitalization,” “Unaudited Pro Forma Consolidated Financial Data,” “The Exchange Offer,” “Description of Exchange Notes,” “Description of Existing Notes,” “Description of Warrants,” “Book-Entry System — The Depository Trust Company” and “U.S. Federal Income Tax Consequences” are incorporated herein by reference.

      (b) Norman H. Pond, our chairman of the Board, Edward Durbin, a director of the Company and Chief Operating Officer of Foster City LLC, an entity which holds approximately 46.4% of our outstanding Common Stock, and Charles B. Eddy III, our Vice President, Finance and Administration, Chief Financial Officer, Treasurer and Secretary individually own $1,490,000, $980,000 and $50,000, respectively, and together own $2,520,000 of our Existing Notes, or 6.7% of the aggregate outstanding principal amount. They have agreed to tender all of their Existing Notes.

Item 5.     Past Contacts, Transactions, Negotiations and Agreements.

      (e) The information set forth above in Item 4(b) and in the sections of the Offering Circular titled “Financing Strategy,” “Description of Exchange Notes,” “Description of Existing Notes,” and “Description of Warrants,” are incorporated herein by reference. The Company has entered into an employment agreement with Kevin Fairbairn, our President and Chief Executive Officer, which provides that the vesting of Mr. Fairbairn’s options may accelerate upon a change of control of the Company. The Exchange Offer would not be considered a change of control of the Company. Other than the respective Indentures governing the Existing Notes and Exchange Notes and the Warrant Agreement governing the Warrants, which are filed as exhibits to this Schedule TO, no agreement, arrangement or understanding exists between Intevac (including any person specified in Instruction C of this Schedule TO) and any other person with respect to any Existing Notes or Exchange Notes or Warrants.

Item 6.     Purposes of the Transaction and Plans or Proposals.

      (a) The information set forth in the section of the Offering Circular titled “Summary Term Sheet” is incorporated herein by reference.

      (b) The Existing Notes acquired pursuant to the Exchange Offer will be retired.

      (c)(1) None.

      (c)(2) None.

      (c)(3) The information set forth in the sections of the Offering Circular titled “Summary Term Sheet,” “Selected Consolidated Financial Data,” “Unaudited Pro Forma Consolidated Financial Data,” “Capitalization” and “Financing Strategy” is incorporated herein by reference.

      (c)(4) One of our prior directors, George L. Farinsky, resigned from our Board of Directors on May 2, 2002, leaving a vacancy. The Company intends to fill such vacancy as soon as it locates a suitable replacement, although it has not currently identified such an individual.

      (c)(5) None.

      (c)(6) None.

      (c)(7) None.

      (c)(8) None.

      (c)(9) The information set forth in the sections of the Offering Circular titled “Summary Term Sheet,” “The Exchange Offer” and “Financing Strategy” is incorporated herein by reference. The Company maintains two stock option plans, the 1992 Stock Plan and the 1995 Stock Option/ Stock Issuance Plan, and an employee stock purchase plan.

      (c)(10) None.

Item 7.     Source and Amount of Funds or Other Consideration.

      (a) Intevac expects to obtain the cash required to consummate the Exchange Offer, up to a maximum of $7,200,000 if the maximum principal amount of Existing Notes are tendered, from current cash reserves.

      (b) All financing conditions required for the issuance of new securities and cash pursuant to the Exchange Offers have been satisfied.

      (d) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

      (a) The following executive officers or directors of Intevac hold the following amounts of the subject securities:

	Amount Held

	No. of Shares of
	Common Stock
	Issuable upon	Principal
	Conversion of	Amount of
	the Existing	Existing	Percentage of Existing
Name and Position	Notes	Notes Value	Notes Held

Norman H. Pond	72,242	$1,490,000	4.0%
Chairman of the Board
Charles B. Eddy III	2,424	$50,000	0.1%
Vice President, Finance and Administration, Chief Financial Officer, Treasurer and Secretary
Edward Durbin	47,515	$980,000	2.6%
Director

      (b) Not applicable.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

      (a) Not applicable.

Item 10.	Financial Statements.

      (a) and (b) The information set forth in the sections of the Offering Circular and the financial statements titled “Selected Consolidated Financial Data,” “Unaudited Pro Forma Consolidated Financial Data” and “Where You Can Find Additional Information” are incorporated herein by reference, and specifically, the Company’s reports on Form 10-K and Form 10-Q, which are attached as appendices to the Offering Circular and referenced in “Where You Can Find Additional Information,” are included in this incorporation by reference.

Item 11.	Additional Information.

      (a)(1) Not applicable.

      (a)(2) Intevac is required to qualify under the Trust Indenture Act of 1939, as amended, the indenture pursuant to which the New Securities will be issued. Intevac is also required to comply with federal and state securities laws and tender offer rules, including applicable state “blue sky” laws.

      (a)(3) Not applicable.

      (a)(4) Not applicable.

      (a)(5) Not applicable.

      (b) Not applicable.

Item 12.	Exhibits.

Exhibit
No.	Description

(a)(1)(a)	Offering Circular dated May 8, 2002.(1)
(a)(1)(b)	Letter of Transmittal.(1)
(a)(1)(c)	Letter to Broker-Dealers.(1)
(a)(1)(d)	Letter to Clients.(1)
(a)(1)(e)	Notice of Guaranteed Delivery.(1)
(a)(1)(f)	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9.(1)
(a)(5)(a)	Press release dated May 8, 2002.(1)
(a)(5)(b)	Investor Presentation.(1)
(d)(1)	Indenture, dated as of February 15, 1997, between Intevac and State Street Bank and Trust Company of California, N.A.(2)
(d)(2)	Form of Indenture between Intevac and State Street Bank and Trust Company of California, N.A.(1)
(d)(3)	Form of Warrant Agreement between Intevac and State Street Bank and Trust Company of California, N.A.(1)

(1)	Filed herewith.

(2)	Incorporated by reference to Exhibit 4.2 to Intevac’s Registration Statement on Form S-3 (File No. 333-24275).

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

INTEVAC, INC.

By:	/s/ KEVIN FAIRBAIRN

Name: Kevin Fairbairn
Title: President and Chief Executive Officer

Date: May 8, 2002

EXHIBIT INDEX

Exhibit
No.	Description

(a)(1)(a)	Offering Circular dated May 8, 2002.(1)
(a)(1)(b)	Letter of Transmittal.(1)
(a)(1)(c)	Letter to Broker-Dealers.(1)
(a)(1)(d)	Letter to Clients.(1)
(a)(1)(e)	Notice of Guaranteed Delivery.(1)
(a)(1)(f)	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9.(1)
(a)(5)(a)	Press release dated May 8, 2002.(1)
(a)(5)(b)	Investor Presentation.(1)
(d)(1)	Indenture, dated as of February 15, 1997, between Intevac and State Street Bank and Trust Company of California, N.A.(2)
(d)(2)	Form of Indenture between Intevac and State Street Bank and Trust Company of California, N.A.(1)
(d)(3)	Form of Warrant Agreement between Intevac and State Street Bank and Trust Company of California, N.A.(1)

(1)	Filed herewith.

(2)	Incorporated by reference to Exhibit 4.2 to Intevac’s Registration Statement on Form S-3 (File No. 333-24275).